EXHIBIT 99.1

Inventiva reports preliminary 20251 fiscal year financial results

  Cash and cash equivalents at €99.3 million, and €131.6 million in short-term deposits2 as of December 31, 2025
  Revenues of €4.5 million in 2025
  Completed a U.S. registered public offering for gross proceeds of approximately $172.5 million (€149 million3)
  Cash runway expected until the middle of the first quarter of 20274

Daix (France), New York City (New York, United States), February 17, 2026 – Inventiva (Euronext Paris and Nasdaq: IVA) ("Inventiva" or the "Company"), a clinical-stage biopharmaceutical company focused on the development of oral therapies for the treatment of metabolic dysfunction-associated steatohepatitis ("MASH"), today reported its certain preliminary unaudited financial results for the full year ending December 31, 2025, including cash, cash equivalents, and revenues.

Cash and cash equivalents

As of December 31, 2025, the Company's cash and cash equivalents amounted to €99.3 million and its short-term deposits2 to €131.6 million, compared to cash and cash equivalents of €96.6 million as of December 31, 2024.

Net cash used in operating activities amounted to (€104.6) million in 2025, compared to (€85.9) million in 2024, representing an increase of 22%. R&D expenses, mainly related to the development of lanifibranor in MASH, amounted to €86.9 million in 2025, down 4% from €90.9 million in 2024. The increase in net cash used in operating activities is mainly related to the net cash impact of the strategic pipeline prioritization plan for the Company's activities implemented in the first half of 2025, lower revenues under the licensing agreement with Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (“CTTQ”), and an increase in general and administrative expenses.

Net cash used in investing activities amounted to (€133.2) million in 2025, mainly related to the subscription of new short-term deposits2 during the period, compared with €8.7 million generated in 2024.

Net cash generated by financing activities amounted to €241.1 million in 2025, compared to €145.6 million in 2024. This positive cash flow is mainly due to the receipt of (i) gross proceeds of €115.6 million (net proceeds of €108.0 million) from the second tranche5 in May 2025 of the structured financing announced by the Company in October 2024 (the “Structured Financing”), and (ii) gross proceeds of $172.5 million (net proceeds of €139.3 million) from the public offering in the United States in November 2025.

In 2025, the Company recorded a negative exchange rate effect on cash and cash equivalents of (€0.5) million, compared to a positive effect of €1.2 million in 2024, due to changes in the EUR/USD exchange rate.

Given its current cost structure and projected expenses, the Company estimates that its cash, cash equivalents, and short-term deposits, should enable it to finance its operations until the middle of the first quarter of 2027. Assuming the potential exercise in full of the Tranche 3 warrants issued in the Structured Financing for proceeds of up to €116.0 million, the Company estimates that such potential additional proceeds would enable it to finance its activities until the middle of the third quarter of 20276.

Revenues

The Company's revenues in 2025 amounted to €4.5 million, compared to €9.2 million generated in 2024.

Revenues recorded by the Company in 2025 consist mainly of the $10 million gross proceeds (net proceeds of €8.6 million) milestone payment invoiced to CTTQ and the $5 million (€4.3 million) credit notes recognized under the license agreement with CTTQ following the closing of the second tranche of the Structured Financing in May 2025. The milestone payment from CTTQ was received in July 2025.

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Next financial results publication

  Financial audited results for the full fiscal year 2025: March 30, 2026 (after U.S. market close).

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH. The Company is currently evaluating lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase 3 clinical trial for the treatment of adult patients with MASH, a common and progressive chronic liver disease.

Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). http://www.inventivapharma.com

Contacts

Investor Relations David Nikodem: IR@inventivapharma.com Patricia L. Bank: patti.bank@icrhealthcare.com	Media Relations Pascaline Clerc: media@inventivapharma.com Alexis Feinberg: inventivapr@icrhealthcare.com

 Avertissement

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included in this press release are forward-looking statements. These statements include, but are not limited to, preliminary unaudited financial information, forecasts and estimates regarding Inventiva's cash resources and expenses, the potential exercise by investors of warrants and pre-funded warrants, including warrants and pre-funded warrants issued in connection with the Structured Financing, forecasts and estimates with respect to Inventiva’s NATiV3 Phase 3 clinical trial with lanifibranor in patients with MASH, including design, duration, timing, costs, and funding, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of lanifibranor, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and development plans, and Inventiva's future activities, expectations, plans, growth and prospects. Some of these statements, forecasts, and estimates may be identified by the use of words such as, without limitation, “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “should,” “designed,” “hope,” “target,” “potential,” “opportunity,” “possible,” “aim,” and “continue” and other similar expressions. These statements are not historical facts, but rather statements of future expectations and other forward-looking statements based on management's beliefs. These statements reflect the opinions and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend on factors beyond Inventiva's control. There can be no guarantee, with respect to product candidates, that clinical trial results will be available on schedule, that future clinical trials will be initiated as planned, that product candidates will receive the necessary regulatory approvals, or that the milestones planned by Inventiva or its partners will be achieved on schedule, or even at all. Future results may differ materially from the anticipated future results, performance, or achievements expressed or implied by these statements, forecasts, and estimates due to a number of factors, including  the completion of financial closing procedures, final audit adjustments and other developments that may arise that could cause the preliminary financial results for 2025 to differ from the financial results that will be reflected in Inventiva’s audited consolidated financial statements for the fiscal year ended December 31, 2025,  the fact that interim data or data from any interim analysis of ongoing clinical trials do not predict the future results of clinical trials, the fact that the DMC's recommendation does not prejudge any eventual marketing authorization, that Inventiva cannot provide assurance on the impacts of the Suspected Unexpected Serious Adverse Reaction (SUSAR) on recruitment or the final impact on the results or timing of the NATiV3 trial or related regulatory issues, Inventiva is a clinical-stage company with no approved products and no historical revenue, Inventiva has incurred significant losses since its inception, Inventiva has never generated revenue from product sales, Inventiva will need additional capital to fund its operations, without which Inventiva may be required to significantly reduce its activities, delay or discontinue one or more of its research or development programs, expand its activities or capitalize on its business opportunities, and may not be able to continue as a going concern. Inventiva's ability to obtain financing and complete potential transactions on a timely basis, as well as whether, when, and to what extent dilutive instruments may be exercised and by which holders, Inventiva's future success depends on the successful clinical development, regulatory approvals, and subsequent commercialization of lanifibranor, preclinical studies or previous clinical trials are not necessarily predictive of future results, and the results of Inventiva's and its partners' clinical trials may not support Inventiva's and its partners' claims regarding product candidates, Inventiva's expectations regarding its clinical trials may prove to be incorrect, and regulatory authorities may require additional stops and/or modifications to Inventiva's clinical trials. Inventiva's expectations regarding the clinical development plan for lanifibranor for the treatment of MASH may not be realized and may not support the approval of a New Drug Application, Inventiva's ability to identify other products or product candidates with significant commercial potential, Inventiva's expectations regarding its strategic reorganization plan and the resulting reduction in headcount, including the potential benefits, expenses, and consequences thereof, Inventiva's ability to implement its commercialization, marketing, and manufacturing capabilities and strategy, Inventiva's ability to successfully cooperate with its existing partners or enter into new partnerships, and to fulfill its obligations under any agreements entered into in connection with such partnerships, the benefits of its current and future partnerships on the clinical development, regulatory approvals, and, if applicable, commercialization of its product candidates, as well as the achievement of milestones and timelines anticipated in connection with such partnerships, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of the applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, the recruitment and retention of patients in clinical trials is a costly and time-consuming process that could be made more difficult or impossible by multiple factors beyond the control of Inventiva and its partners, Inventiva's product candidates may cause adverse reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces significant competition, and Inventiva's activities, preclinical studies, and clinical development programs, as well as timelines, Inventiva's financial condition and results of operations could be materially and adversely affected by changes in laws and regulations, adverse conditions in its industry, geopolitical events, such as the conflict between Russia and Ukraine and the resulting sanctions, the conflict in the Middle East and the related risk of a wider conflict, epidemics, and macroeconomic conditions, including changes in international trade policies, global inflation, fluctuations in financial and credit markets, customs duties and other trade barriers, political unrest and natural disasters, uncertain financial markets, and disruptions in banking systems. In light of these risks and uncertainties, no representation is made as to the accuracy or completeness of these forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts, and estimates are only valid as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements.

Please refer to the Universal Registration Document for the fiscal year ended December 31, 2024, filed with the Autorité des Marchés Financiers on April 15, 2025, the semi-annual financial report as of June 30, 2025, published on September 29, 2025, and the Annual Report on Form 20-F  for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2025 for other risks and uncertainties affecting Inventiva, including those described under the heading “Risk Factors,” and in future filings with the SEC. Other risks and uncertainties that Inventiva is not currently aware of may also affect its forward-looking statements and may cause actual results and timing of events to differ materially from those anticipated. All information contained in this press release is current as of the date of this release. Except as required by law, Inventiva has no intention or obligation to update or revise the forward-looking statements mentioned above. Therefore, Inventiva accepts no responsibility for the consequences arising from the use of any of the above statements.

1 Preliminary non audited financial information.
2 Short-term deposits were classified as “other current assets” in the consolidated statement of financial position in accordance with IFRS and were considered by the Company to be liquid and readily available.
3 Based on the exchange rate of €1.00 = $1.1576 as published by the European Central Bank on November 12, 2025. See press release of November 17, 2025.
4 This estimate is based on the Company's current business plan and excludes potential milestone payments to be paid or received by the Company, any potential additional proceeds from the exercise of Tranche 3 share purchase warrants issued as part of the Structured Financing, as well as any additional expenses related to other product candidates or resulting from the licensing or acquisition of additional product candidates or technologies, or any related developments that the Company may pursue. The Company may have based this estimate on incorrect assumptions and may end up using its resources more quickly than anticipated.
5 Press release 5 May 2025
6 These estimates are based on the Company's current business plan and exclude any milestone payments that may be made by or to the Company, as well as any additional expenses related to other product candidates or resulting from a potential license agreement or acquisition of additional product candidates or technologies, or any associated development that the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, and the Company may end up using its resources more quickly than anticipated. There is no guarantee that the warrants in Tranche 3 will be exercised, if at all.

Attachment

  Inventiva - PR - Preliminary FY 2025 - EN - 02 17 2026 (https://ml-eu.globenewswire.com/Resource/Download/8c2f30bd-988c-4ba0-861c-04cb3f3cc6f3)